Exhibit 8.1

Kitov Pharma Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation

TyrNovo Ltd.	Israel

Notes:

1)	On March 14, 2019, we announced that we entered into the Acquisition Agreement to acquire FameWave Ltd. Finalization of the closing of the transactions for the acquisition of FameWave is pending fulfillment of the closing conditions, including, amongst others, approval of our shareholders at a shareholders meeting scheduled for April 29, 2019. Upon closing of the acquisition transaction, FameWave will become a wholly owned subsidiary of Kitov Pharma. Should the complete transaction not close, we will be entitled to repayment of the amounts loaned by us out of amounts actually received by FameWave from commercialization transactions of CM-24. If no such commercialization transaction is consummated within 36 months from termination, we will be entitled to 20% of FameWave in return for the approximately $2 million loan from the Cash Escrow which was previously provided. Furthermore, should the transaction not close due to the failure of FameWave to finalize the clinical collaboration agreement, or the failure of certain other closing conditions to be fulfilled by the current shareholders of FameWave, then we will be entitled to 100% of FameWave in return for the approximately $2 million loan from the Cash Escrow which was previously provided. For more information on the transaction please see Item 4.A. History and Development of the Company – Recent Developments – FameWave Acquisition in the Annual Report for 2018 on Form 20-F in which this is Exhibit is included. For more Information on the Acquisition Agreement in connection with this transaction please see Item 10 – Additional Information – C. Material Contracts – FameWave Acquisition Agreement in the Annual Report for 2018 on Form 20-F in which this is Exhibit is included.

2)	On April 25, 2017, the boards of directors of each of Kitov Pharma Ltd. and its wholly owned subsidiary, Kitov Pharmaceuticals Ltd., approved a merger between the two entities, with Kitov Pharma Ltd. remaining as the surviving entity. The merger was completed in December 2017. Kitov Pharmaceuticals Ltd. was dissolved upon the merger, and Kitov Pharma Ltd. remained as the surviving entity. For more information on the merger, see Item 4.C – Organizational Structure in the Annual Report for 2018 on Form 20-F in which this is Exhibit is included.